U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4


-----Check this box if no longer
     subject to Section 16. Form 4
     or Form 5 obligations may continue.
     SEE Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person:

     CALIANESE MCPARTLAND       ELIZABETH                  J.
    ------------------------------------------------------------
    (Last)                      (First)                 (Middle)


     445 ELIZABETH STREET
    ------------------------------------------------------------
    (Street)

     NEW MILFORD                NJ                    07646
    ------------------------------------------------------------
    (City)                     (State)                 (Zip)

2.  Issuer Name and Ticker or Trading Symbol:

                       EMERSON RADIO CORP. (MSN-AMEX)

3.  IRS or Social Security Number of Reporting Person (Voluntary):

                          ###-##-####

4.  Statement for (Month/Year):  10/96

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable):

     Director                              10% Owner
-----                                 -----

  X  Officer (give title below):           Other (specify below):
-----                                 -----

                    VICE PRESIDENT-HUMAN RESOURCES, SECRETARY
                    ------------------------------------------

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.Title of     2.Trans-   3.Trans-  4.Secur-    5.Amount   6.Own-    7.Nature
  Security       action     action    ities       of         ership    of In-
  (Instr.3)      Date       Code      Acquired    Securit-   Form:     direct
                 (Month/    (Instr.   (A) or      ies        Direct    Bene-
                 Day/       8)        Disposed    Benefi-    (D) or    ficial
                 Year)                of (D)      cially     In-       Owner-
                                      (Instr.     Owned at   direct    ship
                                      3,4 and     End of     (I)       (Instr.
                                      5)          Month      (In-      4)
                                                  (Instr.    str.
                                                  3 and 4)   4)
----------     ---------  --------  ---------    --------   -------   -------

  NONE            N/A       N/A         N/A         N/A      N/A        N/A


Reminder:   Report on a separate line for each class of securities  beneficially owned directly or indirectly.


  TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities):


1.Title      2.Conversion     3.Trans-    4.Trans-       5.Number     6.Date
  of           or Exercise      action      action Code    of Deriv-    Exer-
  Derivative   Price of         Date        (Instr.8)      ative        cisable
  Security     Derivative       (Month/                    Securi-      and Ex-
  (Instr.3)    Security         Day/Year)                  ities        piration
                                                           Acquired     Date
                                                           (A) or       (Month/
                                                           Disposed     Day/
                                                           of (D)       Year)
                                                           (Instr.
                                                           3,4 and
                                                           5)
 ----------  ------------      ---------   ------------  -----------    -------
   STOCK         $2.25           10/1/96       A           30,000       Exercis:
   OPTION                                                    (A)          *
                                                                        Exp:
                                                                        10/1/06


7.Title        8.Price of       9.Number       10. Owner-        11.Nature
  and            Derivative       of Deriv-        ship Form        of In-
  Amount of      Security         ative            of Deriva-       direct
  Underlying     (Instr.5)        Securities       tive Secu-       Bene-
  Securit-                        Bene-            rity:            ficial
  ies                             ficially         Direct (D)       Owner-
  (Instr.3)                       Owned at         or Indirect      ship
  and 4)                          End of           (I)              (Instr.4)
                                  Month            (Instr.4)
                                  (Instr.4)
 -----------    ----------       -----------     -------------     ---------
   Common          $2.25           30,000              D
   Stock
   30,000



Explanation of Responses:

*On  October 1, 1996 the reporting person was granted an option  to  purchase
30,000  shares  of  Common  Stock  pursuant  to  Emerson  Radio  Corp.'s   Stock
Compensation Program; the Program was approved by the shareholders on August 8, 1994. The option vests in three equal annual installments beginning October 1, 1997.




                      /s/ Elizabeth J. Calianese McPartland         11/6/96
                     -----------------------------------------    ----------
                      **Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).